Filed pursuant to Rule 433
Registration No. 333-253585
May 22, 2023
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (stable) by Fitch Ratings, Inc.
Transaction Date:	May 22, 2023
Settlement Date:	May 24, 2023 (T+2)
Designation:	Senior Notes, Series M, due 2033
Principal Amount:	$450,000,000
Maturity:	June 1, 2033
Coupon:	5.40%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2023
Treasury Benchmark:	3.375% due May 15, 2033
Treasury Yield:	3.701%
Reoffer Spread:	T+172 basis points
Yield to Maturity:	5.421%
Price to Public:	99.838% of the principal amount thereof
Redemption Terms:
Make-whole call:	Prior to March 1, 2033 at a discount rate of the Treasury Rate plus 30 basis points
Par call:	On or after March 1, 2033 at par
CUSIP/ISIN:	00108W AR1/US00108WAR16
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc.
Co-Managers:	BOK Financial Securities, Inc. Samuel A. Ramirez & Company, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC toll-free at collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.